SEC
Mail Processing
Section

MAR 01 2019

Washington DC
410



19007578)N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5 ✕
PART III

SEC FILE NUMBER
8- 65914

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___ 01 | 01 | 18 ___ AND ENDING ___ 12 | 31 | 18 ___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longship Alternative Asset Mngmt.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Concord Road
_____
(No. and Street)

Port Washington   NY   11050
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin
_____
(Name – if individual, state last, first, middle name)

132 Nassau St. Ste 1023, New York NY 10036
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____Constantine Baris_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Longship Alternative Asset Management, LLC_____ , as of _____December 31_____ , 20_18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JAYSHREE LATHIGARA
Notary Public – State of New York
NO. 01LA6253723
Qualified in Nassau County
My Commission Expires Jan 3, 2020

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	18,716
Accounts Receivable		23,927
Other Assets		0
Total Assets	$	42,643

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accrued Liabilities	$	10,572
Total Current Liabilities		10,572
Members' Equity		32,071
Total Liabilities and Members' Equity	$	42,643

The accompanying notes are integral to the financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

1.   Statement of Significant Accounting Policies:

Organization:

Longship Alternative Asset Management, LLC (A Limited Liability Company) was organized under the laws of the state of Delaware and was authorized to do business in New York. The company is registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc. formerly the National Associate of Securities Dealers, in October 2003.

Concentration of Risk:

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

The Company maintains accounts with Chase Bank. The balances at times may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

The Company had one (1) customer that made up 100% of consulting revenues for the year ended December 31, 2018. Accounts receivable from this customer were $23,927 as of December 31, 2018.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2018 was $-0-.

1. **Statement of Significant Accounting Policies (continued):**

Use of Estimates:

Management uses estimated and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibilities of the members under this form of organization.

Revenue Recognition:

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in te amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company provides advisory services on mergers and acquisitions. Revenue for the advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue s recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

2.   **Property and Equipment**

Computer Equipment	$	11,804
Office Equipment		1,491
		13,295
Less: Accumulated depreciation		13,295
	$	-0-

3.   **Net Capital Requirements:**

Longship Alternative Asset Management, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, Longship Alternative Asset Management, LLC (A Limited Liability Company) had net capital of $8,144 after adjustments for non-allowable assets, which was $3,144 in excess of its required net capital of $5,000. Longship Alternative Asset Management, LLC (A Limited Liability Company)'s net capital ratio was 129.81% to 1.

4.   **Financial Instruments with Off-Balance Sheet Credit Risk:**

As a broker dealer, Longship Alternative Asset Management, LLC (A Limited Liability Company) is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section4(2)-Rule D, No. 506 of the Securities Act.

5.   **Commitments and Contingencies:**

The Company has no significant contingent liabilities requiring disclosure in the financial statements.

6.   **Related Party Transactions:**

Robert Stearns an owner of the Company and the owner of Volsung Capital, Inc. (Volsung). During 2018 Volsung was paid $44,530 for marketing services.

7.   **Subsequent Event:**

Subsequent events were evaluated through February 14, 2018 which is the date of the financial statements were available to be issued and there were no subsequent events requiring adjustment to or disclosures in the financial statements.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Longship Alternative Asset Management
14 Concord Road
Port Washington, NY 11050

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Longship Alternative Asset Management as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Longship Alternative Asset Management as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Longship Alternative Asset Management's management. Our responsibility is to express an opinion on Longship Alternative Asset Management's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Longship Alternative Asset Management in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Longship Alternative Asset Management's auditor since 2014.

New York, NY
February 20, 2019